Exhibit 4.2

HSBC HOLDINGS PLC
RULES OF THE HSBC INTERNATIONAL EMPLOYEE SHARE PURCHASE PLAN

Directors’ adoption	1 August 2013
Expiry date:	28 May 2020
Amended by the Remuneration Committee on 27 July 2015. Amended by the Remuneration Committee on 24 January 2017.

Linklaters LLP One Silk Street London EC2Y 8HQ
Telephone (+44) 20 7456 2000
Facsimile (+44) 20 7456 2222

Ref 01/140/R Berglund

Table of Contents

Contents Page

1 Definitions	2
2 Operation of the Plan	5
3 Free Share Awards	6
4 Investment Shares	7
5 Matching Awards	11
6 Ceasing Employment	13
7 Rights of Participants	14
8 General	15
9 Terms of employment	17
10 Data protection	19
11 Amendments	19
12 Termination	20
13 Governing law and jurisdiction	20
Schedule 1 USA	21
1

HSBC International Employee Share Purchase Plan

1	Definitions

In these rules:

“Accumulation Period” means such period determined by the Directors during which a Participant’s Contributions are held before their application by the Nominee in allocating Investment Shares;

“Award Date” means the date on which a Free Share Award and/or a Matching Award is granted to a Participant under the Plan;

“Award System” means the system of calculating the number of Shares subject to a Free Share Award, to be granted from time to time, as adopted by the Directors;

“Business Day” means a day on which the London Stock Exchange (or, if relevant and if the Directors so determine, a stock exchange nominated by the Directors on which the Shares are traded) is open for the transaction of business;

“Change of Control” means:

(i)	a person (or a group of persons acting in concert) obtaining control (within the meaning of Section 995 of the Income Tax Act 2007) of the Company whether or not as a result of making a general offer to acquire Shares; or
(ii)	when, under Section 895 of the Companies Act 2006 or equivalent procedure under local legislation, a court sanctions a compromise or arrangement in connection with the acquisition of Shares;

“Company” means HSBC Holdings plc;

“Contributions” means deductions from a Participant’s Salary or other payments made by the Participant for the purpose of allocating Investment Shares;

“Corporate Event” means, in relation to the Company:

(i)	any demerger, delisting, distribution (other than an ordinary dividend) or other transaction, which, in the opinion of the Directors, might affect the current or future value of Plan Shares, Free Share Awards and/or Matching Awards; or
(ii)	any reverse takeover (not falling within the definition of Change of Control), merger by way of a dual listed company or other significant corporate event, as determined by the Directors;

“Dealing Restrictions” means any restrictions on transactions in securities imposed by:

(i)	any statute, rules, legal or regulatory code, request or guidance; and/or
(ii)	the Company’s code for transacting in Shares or any other dealing policy as established or varied by the Company in addition or replacement to (i) above,

in force, and as amended or replaced from time to time;

“Directors” means the board of directors of the Company or the remuneration committee of the board of directors or any other duly authorised person or group of persons;

2

“Dividend Equivalent” means an amount equal to the ordinary dividends payable on the number of Shares subject to a Free Share Award and/or Matching Award between the Award Date and Vesting calculated as determined by the Directors. For the avoidance of doubt, the Dividend Equivalent does not include the tax credit;

“Dividend Shares” means, in accordance with rule 7.1 (Dividend Shares and Dividend Equivalents), Shares acquired through the reinvestment of cash dividends paid on Plan Shares or, if the Directors so determine, Shares issued by the Company in respect of dividends payable on Plan Shares;

“Eligible Employee” means any person who, on a date or dates determined by the Directors:

(i)	(a) is an employee (including an executive director) of a Participating Company and who is not located in the UK;
(b)	has such qualifying period (if any) of continuous service, not exceeding three years, as the Directors may determine; and
(c)	satisfies any other conditions specified by the Directors in relation to any employee or group of employees; or
(ii)	is an employee (including an executive director) of a Group Company who is not located in the UK and is nominated by the Directors (or is nominated as a member of a category of such employees);

“Employment” means employment with a Group Company;

“Expiry Date” means 28 May 2020;

“Free Share Award” means a conditional right to acquire Shares granted pursuant to rule 3 (Free Share Awards) of the Plan;

“Group Company” means:

(i)	the Company;
(ii)	any Subsidiary; or
(iii)	any other company which is associated with the Company and is so designated by the Directors;

“Holding Period” means such period, as determined by the Directors, between the Award Date and the date of Vesting and which is notified to the Participants pursuant to rules 3.4.1(ii) and 5.3.2;

“Investment Shares” means Shares which are allocated to a Participant in respect of their Contributions pursuant to rule 4.12 (Allocating Investment Shares);

“London Stock Exchange” means the London Stock Exchange plc or its successor;

“Listing Rules” means the rules relating to admission to the Official List of the London Stock Exchange;

“Matching Award” means a conditional right to acquire Shares granted pursuant to rule 5 (Matching Awards)

“Matching Ratio” means the number of Shares granted under a Matching Award in proportion to the number of Investment Shares allocated to a Participant;

3

“Market Value” means, on any particular day, the closing price of a Share as quoted on the relevant stock exchange on which the Shares are traded or the average of such prices as quoted over such preceding trading days as the Directors may decide;

“Nominee” means the registered holder of Plan Shares appointed by the Company for the purpose of the Plan;

“Participant” means any person (including any person acquiring his beneficial interest by operation of law) who holds a Free Share Award, a Matching Award and/or Plan Shares under the Plan;

“Participating Company” means for the purposes of the Plan:

(i)	the Company; and
(ii)	any Subsidiary and any associated company which, in both cases, is so designated by the Directors;

“Participating Employee” means an employee (including an executive director) of a Group Company who is working in, or has been seconded to, a Participating Company, as determined by the Directors;

“Performance Measures” means the targets or requirements set by the Directors from time to time which govern the availability, number or value of Shares subject to a Free Share Award;

“Plan” means this plan known as “The HSBC International Employee Share Purchase Plan”;

“Plan Shares” means Shares held by the Nominee on behalf of a Participant, including Investment Shares, Dividend Shares and Shares issued or transferred to the Nominee on the Vesting of a Participant’s Free Share Award and/or Matching Award;

“Plan Year” means any 12 month period for the operation of the Plan commencing on such date as determined by the Directors pursuant to rule 2 (Operation of the Plan);

“Salary” means basic salary or any such remuneration paid or made available by an employing company as determined by the Directors generally or on a per Participating Company basis;

“Share Capital Variation” means:

(i)	a variation in the equity share capital of the Company, including a capitalisation or rights issue, sub-division, consolidation or reduction of share capital;
(ii)	a demerger (in whatever form) or exempt distribution by virtue of Section 1075 of the Corporation Tax Act 2010;
(iii)	a special dividend or distribution; or
(iv)	any other corporate event,

which, in each case, might, in the opinion of the Directors, affect the current or future value of Plan Shares, Free Share Awards and/or Matching Awards;

“Shares” means fully paid ordinary shares in the capital of the Company or any American Depositary Shares (“ADSs”) or American Depositary Receipts (“ADRs”) representing such

4

ordinary shares or, where the context permits, in the event of a Change of Control, any security which forms part of any new holding;

“Subsidiary” means a company which is a subsidiary of the Company within the meaning of Section 1159 of the Companies Act 2006; and

“Vesting” means a Participant becoming entitled to have the Shares subject to a Free Share Award and/or Matching Award issued or transferred to him subject to the Plan, and “Vest” and “Vested” shall be construed accordingly.

2	Operation of the Plan
2.1	Time of operation

The Directors can operate the Plan at any time subject to any applicable Dealing Restrictions.

2.2	Form of invitation and application
2.2.1	The Directors will issue invitations and applications to join the Plan prior to the commencement of each Plan Year. The invitations and applications must be made only to Eligible Employees and will be made in the form determined by the Directors from time to time. This may include invitations and applications in writing or by e-mail, internet (or other electronic means) and interactive voice response. The invitation and application will include details (as applicable) on:
(i)	maximum and minimum Contributions determined under rule 4.1 (Amount of Contributions);
(ii)	any Accumulation Period determined under rule 4.12 (Accumulation Periods);
(iii)	the Matching Ratio determined under rule 5.1 (Matching Ratio);
(iv)	the Holding Period;
(v)	the provision of Dividend Shares and/or Dividend Equivalents, as applicable, determined under rule 7.1 (Dividend Shares and Dividend Equivalents); and
(vi)	any applicable forfeiture provisions determined under rule 5.4 (Forfeiture of Matching Awards).
2.2.2	The application must be accompanied by an authority for the Contributions payable under the application to be deducted from the Participant’s Salary or to be paid in such other way as agreed and held in a non-interest bearing account established by the Company for the purpose of holding Contributions.
2.2.3	The completed application must be submitted as specified in the invitation or application within the period specified. An Eligible Employee who has not submitted a properly completed application within such period will not be able to participate in the Plan unless the Directors decide otherwise.
5

2.2.4	The application will take effect from such date as is set out in the application and will continue to apply in respect of any subsequent Plan Years until such time as the Participant ceases to be an Eligible Employee or notifies the Company that he wishes to withdraw from the Plan.
2.2.5	Detailed provisions relating to Free Share Awards, Investment Shares and Matching Awards and Dividend Shares are set out in rules 3, 4, 5 and 7 respectively.
3	Free Share Awards
3.1	Limit

If the Plan is operated to provide Free Share Awards, a Free Share Award must not be granted to an Eligible Employee if it would, at the proposed Award Date, cause the Market Value of Shares subject to all Free Share Awards that the Participant has been granted in respect of that Plan Year to exceed £3,000 or such other amount as the Directors decide. The Directors may convert any limit set pursuant to this rule into local currency, as required, on such date(s) and at such price or by such method as they determine.

3.2	Terms relating to Free Share Awards

When a Free Share Award is granted, the Directors will determine the following:

3.2.1	the Award System for that operation of the Plan, including any Performance Measures which apply;
3.2.2	the Holding Period; and
3.2.3	any forfeiture provisions under rule 3.5 (Forfeiture of Free Share Awards).
3.3	Grant of Free Share Awards

The Directors will grant (subject to any applicable Dealing Restrictions) a Free Share Award to each Participant who is an Eligible Employee on the Award Date on the basis set out in the Award System and any Performance Measures.

3.4	Notification by the Company
3.4.1	As soon as practicable after a Free Share Award has been granted, the Company will notify each Participant of the award, including:
(i)	the number of Shares subject to the Free Share Award; and
(ii)	the applicable Holding Period.
3.4.2	If Performance Measures apply to the availability, number or value of Free Share Award, the Company may notify Participants of the Performance Measures, but the Company may exclude from such notification any information if it reasonably considers that to disclose it would prejudice commercial confidentiality.
6

3.5	Forfeiture of Free Share Awards

Subject to rule 6 (Ceasing Employment), the Directors may decide that a Free Share Award will be granted on the basis that, if a Participant ceases Employment for any reason during the Holding Period, the Free Share Award will be forfeited.

3.6	Fractional Shares

Where the Directors so decide, a Free Share Award granted under rule 3.3 (Grant of Free Share Awards) includes an award of fractional Shares.

3.7	No disposal or assignment of Free Share Awards

A Participant cannot assign, charge or otherwise dispose of his beneficial interest in a Free Share Award. If he does, whether voluntarily or involuntarily, then it will immediately lapse.

3.8	Vesting of Free Share Awards
3.8.1	Subject to rule 6 (Ceasing Employment), Free Share Awards will Vest at the end of the applicable Holding Period and the resulting Shares will be issued or transferred to the Nominee as soon as practicable (having regard to any applicable Dealing Restrictions at that time). The Shares will be held as Plan Shares until the Participant or the Directors direct (having regard to any applicable Dealing Restrictions) that such Plan Shares should be transferred to the Participant or his nominee or sold.
3.8.2	If, when a Free Share Award would otherwise Vest under any rule of the Plan (or any schedule to the Plan), Dealing Restrictions apply that would prohibit:
(i)	the delivery (or the procurement of the delivery) of Shares to the Participant; and/or
(ii)	if the Directors so determine, the Participant from selling Shares to discharge any liability to taxation or social security contributions;

the Free Share Award shall not Vest until the first date on which such Dealing Restrictions cease to apply. The Directors reserve the right to delay Vesting of a Free Share Award if any other Dealing Restriction applies until such date that it no longer applies.

3.9	Cash Alternative

The Directors may, at any time before Vesting, decide to satisfy the vesting of a Free Share Award by paying an equivalent amount in cash, subject to rule 8.11 (Withholding).

4	Investment Shares
4.1	Amount of Contributions
4.1.1	The Directors will determine the maximum monthly Contribution which will apply in relation to each Plan Year and any such maximum will be set out in the invitation or application or otherwise notified to the Participant. If Contributions exceed these limits, the excess amount will be repaid to the Participant as soon as practicable.
7

4.1.2	The Directors may, for any Plan Year, set a minimum amount for Contributions. If there is such a minimum amount, it will be set out in the invitation or application or otherwise notified to the Participant.
4.1.3	Contributions will be converted into the applicable currency, as required, on such date(s) and at such price or by such method as determined by the Directors.
4.2	Making Contributions
4.2.1	Subject to rule 4.2.2, the relevant Contributions will be deducted from the Participant’s Salary on each pay date after the Participant’s application has taken effect pursuant to rule 2.2.4 or on such other date(s) as the Directors may decide.
4.2.2	Where local rules prohibit deductions from Salary, the Participant may be permitted to make regular cash or other payments on such terms as the Directors determine.
4.2.3	If the Directors so decide from time to time, the Participant may be permitted to make a lump sum Contribution in the manner contemplated by rule 4.2.1 or 4.2.2 on such terms as the Directors determine. Any lump sum Contribution permitted by the Directors, when added to the Contributions made under rule 4.2.1 or 4.2.2, must not exceed the limits set for the relevant Plan Year pursuant to rule 4.1.1.
4.2.4	All Contributions from Salary will be made after deduction for tax and social security contributions, as applicable.
4.2.5	If a Participant ceases to be a Participating Employee, the Company will procure that his Contributions will stop as soon as practicable after cessation. Any Investment Shares already allocated will not cease to be subject to the Plan as a result of the cessation unless the Directors decide otherwise.
4.3	Holding Contributions

The Contributions will be held by the Nominee, the Company or any relevant Participating Company in a non-interest bearing account until they are used to allocate Investment Shares on the Participant’s behalf pursuant to the rules of the Plan.

4.4	Use of Contributions on leaving the Plan
4.4.1	Where a Participant gives notice to withdraw from the Plan under rule 4.6 (Withdrawal from agreement to make Contributions), any Contributions held for the Participant will be used to allocate Investment Shares on the next allocation date, unless local rules require such Contributions to be returned to the Participant.
4.4.2	Where a Participant ceases Employment, any Contributions held for the Participant will be returned to the Participant provided the Nominee is notified of the cessation prior to the Allocation Date. However, this does not apply where local rules prohibit the return of Contributions in which case the Contributions will be used to allocate Investment Shares on the next Allocation Date.
8

4.5	Excess Contributions

If so specified in the application, the Company may carry forward and add to the amount of the next Contribution any excess Contributions not used to allocate Investment Shares. Alternatively, the Company may pay the excess to the Participant as soon as practicable.

4.6	Withdrawal from agreement to make Contributions

A Participant may at any time withdraw from the agreement to make Contributions entered into at the time of joining the Plan. The Participant will be treated by the Company as having withdrawn as soon as practicable after the Company receives the Participant’s notice.

Any Contributions held at the time of withdrawal will be used as set out in rule 4.4 (Use of Contributions on ceasing the Plan). Any Investment Shares already allocated will not cease to be subject to the Plan as a result of such a withdrawal unless the Directors decide otherwise.

4.7	Stopping and re-starting Contributions
4.7.1	A Participant may give notice to the Company to stop making Contributions. The Participant may only re-start his Contributions on such date(s) during each Plan Year as set out in the invitation or application form or otherwise notified to the Participant, unless the Directors decide otherwise. The amount of the re-started Contributions will remain the same as before the Contributions were stopped.
4.7.2	The Company will arrange for Contributions to stop and re-start as soon as practicable and notify the Participant.
4.7.3	Unless the Directors decide otherwise, the Participant may not make up missed Contributions.
4.8	Varying Contributions

Unless the Directors decide otherwise, a Participant may only vary his rate of Contributions during the invitation period prior to each Plan Year. The Directors will set the terms on the basis of which a Participant may vary his rate of Contributions and the new rate will take effect on the first pay date following the commencement of the Plan Year, unless another date is specified.

4.9	Limit on Investment Shares

The Directors may from time to time set a limit on the number of Shares which may be allocated as Investment Shares. If there is such a limit, it will be set out in the invitation or application form or otherwise notified to the Participant.

4.10	Scaling down

If there is a limit on the number of Shares which may be allocated as Investment Shares and the aggregate value of Contributions set out in the applications submitted by Eligible Employees exceeds the amount necessary to allocate that number of Investment Shares, the Directors may scale down applications by taking any one or more of the following steps:

9

4.10.1	reducing the excess of Contributions over any set minimum amount for Contributions proportionately;
4.10.2	reducing all monthly Contributions to any set minimum amount for Contributions;
4.10.3	selecting applications to contribute the minimum amount for Contributions by lot; or
4.10.4	choosing any other method which they deem appropriate.

The Company will notify Participants of the scaling down and their application will be deemed changed or withdrawn accordingly.

4.11	Accumulation Periods

The Directors may determine in relation to any Plan Year whether there will be an Accumulation Period.

The start and end of any Accumulation Period must be set out in the invitation or application form or will be otherwise notified to the Participant. The Accumulation Period must start on or before the date of the first Contribution.

If, during the Accumulation Period, a transaction occurs in relation to the Shares which results in a new holding of shares being equated with the Shares, the Contributions held may be used at the end of the Accumulation Period to allocate new shares. By submitting the application form, the Participant agrees to the allocation of new shares.

4.12	Allocating Investment Shares
4.12.1	If there is an Accumulation Period, the Company must allocate Investment Shares to each Participant within 30 days of the end of that period (or if the allocation or procurement of the allocation of Investment Shares would be prohibited by any applicable Dealing Restrictions at that time, then within 30 days of the date on which such Dealing Restrictions cease to apply). If there is no Accumulation Period, the Company must allocate Investment Shares to the Participants on or by such date as set by the Company, subject to any applicable Dealing Restrictions.
4.12.2	Where Shares are issued for the allocation, the number of Investment Shares allocated to each Participant will be calculated using the Market Value of the Shares on the Business Day preceding the allocation.
4.12.3	Where Shares are purchased for allocation, the number of Investment Shares allocated to each Participant will be calculated using the price paid for the Shares.
4.13	Fractional Shares

Where the Directors so decide, the allocation of Investment Shares under rule 4.12 (Allocating Investment Shares) includes the allocation of fractional Investment Shares.

10

4.14	Notification by the Company

As soon as practicable after the allocation of Investment Shares to a Participant, the Company will notify the Participant. The notification will include the number of Investment Shares and the amount of Contributions used to acquire the Investment Shares.

4.15	Holding Investment Shares

The Directors will determine the basis upon which the Investment Shares will be held on behalf of the Participant and whether the legal ownership of the Investment Shares will be transferred to the Nominee, or whether the share certificate (or other documents of title) of the Investment Shares will be lodged with the Nominee. The basis upon which the Investment Shares are held may vary from country to country.

4.16	Access to Investment Shares

Subject to rule 8.11 (Withholding) and with regard to rule 5.4 (Forfeiture of Matching Awards), a Participant may, at any time, direct (having regard to any applicable Dealing Restrictions) the Nominee to sell his Investment Shares or transfer legal title to him or his nominee.

5	Matching Awards
5.1	Matching Ratio

If the Plan is operated to provide Matching Awards, a Participant who is allocated Investment Shares is entitled to a Matching Award. The Directors will set the Matching Ratio for each Plan Year and the applicable Matching Ratio will be notified to the Participant. If the Directors decide to change the Matching Ratio, the Participants will be notified.

The Matching Ratio cannot exceed two Shares under a Matching Award for each Investment Share or such other number as determined by the Directors from time to time.

5.2	Grant of Matching Awards

The Directors will grant (subject to any applicable Dealing Restrictions) a Matching Award to each Participant on the basis set out in the invitation or application form or as otherwise notified to the Participant and will grant the Matching Award on the same day as the related Investment Shares are allocated to the Participant unless the Directors determine that the Matching Award will be granted on another day.

The Directors may decide to operate the Plan on the basis that, if any Investment Shares allocated are not sufficient to result in the grant of a Matching Award on the same day, the Matching Award will be granted when sufficient Investment Shares have been allocated.

5.3	Notification by the Company

At the time of, or as soon as practicable after, the grant of a Matching Award, the Company will notify each Participant of the award. The Company will include in the notification:

5.3.1	the number of Shares subject to the Matching Award; and
5.3.2	the applicable Holding Period.
11

5.4	Forfeiture of Matching Awards
5.4.1	Subject to rule 6 (Ceasing Employment), the Directors may decide that a Matching Award will be granted on the basis that, if a Participant ceases Employment for any reason during the Holding Period, they will forfeit any Matching Award subject to the Holding Period.
5.4.2	The Directors may also decide that a Matching Award will be granted on the basis that, if a Participant takes out of the Plan his Investment Shares in respect of which the Matching Award was granted (other than by reason of rule 6 (Ceasing Employment), 7.4 (Change of Control and Corporate Events) or 8.11 (Withholding)) at any time during the Holding Period, he will forfeit the Matching Award relating to those Investment Shares.
5.5	Fractional Shares

Where the Directors so decide, the Matching Award under rule 5.2 (Grant of Matching Awards) includes an award of fractional Shares.

5.6	No disposal or assignment of Matching Awards

A Participant cannot assign, charge or otherwise dispose of his beneficial interest in a Matching Award. If he does, whether voluntarily or involuntarily, then it will immediately lapse.

5.7	Vesting of Matching Awards
5.7.1	Subject to rule 6 (Ceasing Employment), Matching Awards will Vest at the end of the applicable Holding Period and the resulting Shares will be issued or transferred to the Nominee as soon as practicable (having regard to any applicable Dealing Restrictions at that time). The Shares will be held as Plan Shares until the Participant or the Directors direct (having regard to any applicable Dealing Restrictions) that such Plan Shares should be transferred to the Participant or his nominee or sold.
5.7.2	If, when a Matching Share Award would otherwise Vest under any rule of the Plan (or any schedule to the Plan), Dealing Restrictions apply that would prohibit:
(i)	the delivery (or procurement of the delivery) of Shares to the Participant; and/or
(ii)	if the Directors so determine, the Participant from selling Shares to discharge any liability to taxation or social security contributions,

the Matching Share Award shall not Vest until the first date on which such Dealing Restrictions cease to apply. The Directors reserve the right to delay Vesting of a Matching Share Award if any other Dealing Restriction applies until such date that it no longer applies.

5.8	Cash Alternative

The Directors may, at any time before Vesting, decide to satisfy the vesting of a Matching Award by paying an equivalent amount in cash, subject to rule 8.11 (Withholding).

12

6	Ceasing Employment
6.1	General rule on ceasing Employment

Subject to rule 6.2 below, if a Participant ceases Employment before Vesting, his Free Share Awards and/or Matching Awards will be treated in accordance with the terms of their grant under rules 3.5 (Forfeiture of Free Share Awards) and/or 5.4 (Forfeiture of Matching Awards), as applicable.

6.2	“Good leavers”
6.2.1	Subject to rule 6.2.2, if a Participant ceases Employment for any of the reasons set out below, his Free Share Awards and/or Matching Awards will Vest as soon as practicable on or following the date of cessation and the resulting Shares will be issued or transferred to the Nominee and become Plan Shares. The reasons are:
(i)	ill-health, injury or disability (established to the satisfaction of the Participant’s employer);
(ii)	retirement with the agreement of the Participant’s employer;
(iii)	the Participant’s employing company ceasing to be a Group Company;
(iv)	a transfer of the undertaking, or part of the undertaking, in which the Participant works to a person which is not a Group Company;
(v)	redundancy with the agreement of the Participant’s employer; and
(vi)	death.
6.2.2	Where rule 6.2.1 applies, the Directors may determine that some or all of the Participant’s Free Share Awards and/or Matching Awards will not Vest on ceasing Employment but will instead continue to Vest at the end of the Holding Period and the resulting Shares will be issued or transferred to the Nominee as soon as practicable and become Plan Shares. Where the Directors so decide, rule 6.3 will apply as at the end of the applicable Holding Period.
6.3	Treatment of Plan Shares on ceasing Employment

Subject to rule 6.2.2, if a Participant ceases Employment, his Plan Shares will come out of the Plan. On or as soon as practicable after ceasing Employment, the Nominee will notify the Participant and seek his instructions as to whether his Plan Shares should be:

(i)	transferred to the Participant or his nominee; or
(ii)	sold and the cash proceeds be transferred to the Participant, subject to any deductions as may be applicable.

The Participant must provide his instructions within such period of receiving the notification as the Directors determine from time to time. If he fails to do this, the Nominee will transfer the Participant’s Plan Shares to the Participant, unless the Directors determine that a transfer of the Plan Shares is not feasible. If this is the case, the Nominee will procure that the Participant’s Plan Shares be sold and transfer the cash proceeds to the Participant, subject to any deductions as may be applicable.

13

7	Rights of Participants
7.1	Dividend Shares and Dividend Equivalents
7.1.1	The Participant will be entitled to receive dividends on his Plan Shares. Dividends will be paid in the form of Dividend Shares on such terms as the Directors determine from time to time which may include the award of fractional Shares. Dividend Shares will not be subject to any restrictions or forfeiture and will be held by the Nominee on behalf of the Participant as Plan Shares unless and until the Participant or the Directors direct that the Dividend Shares should be transferred to the Participant or his nominee or sold. Where the Directors determine that dividends will not be provided in the form of Dividend Shares, they will be paid in cash to the Participant
7.1.2	The Directors may at any time determine that Free Share Awards and/or Matching Awards include the right to receive Dividend Equivalents which may be paid in cash or in Shares (as determined from time to time by the Directors). If the Directors so determine, Dividend Equivalents will be paid to the Participant or his nominee at the same time as the Shares subject to the Free Share Award and/or Matching Award (as applicable) are issued or transferred to the Participant, unless the Directors decide that any Shares issued or transferred should be held by the Nominee as Plan Shares in accordance with rule 7.1.1.
7.1.3	The Nominee is not required to pay a Participant any interest earned on any dividend to which the Participant may be entitled. The Nominee may retain any interest on such terms as the Directors decide.
7.1.4	The Nominee must hold unclaimed dividends for at least 12 years from the date the dividend is declared. If any dividends remain unclaimed after this period, the Nominee may retain them and use them in paying the expenses of administering the Plan.
7.2	Voting
7.2.1	The Nominee may invite Participants to direct it on the exercise of any voting rights attaching to Plan Shares. The Nominee may not take any action without such a direction. The Nominee will only be entitled to vote on a show of hands if all directions received from Participants who have given directions in respect of a particular resolution are identical. The Nominee will not be under any obligation to call for a poll. In the event of a poll, the Nominee will vote in accordance with the directions of Participants.
7.2.2	A Participant is not entitled to vote in respect of Shares subject to a Free Share Award and/or a Matching Award until the Shares are issued or transferred to the Participant or his nominee following Vesting.
7.3	Share Capital Variation
7.3.1	The Participant (or anyone authorised by him) has the right to direct the Nominee on the appropriate action to take (if any) in respect of any right relating to a Participant’s Plan Shares in connection with a Share Capital Variation. The Nominee may not take any action without such a direction. If the Nominee has not received the necessary direction and/or funds needed
14

to carry out the direction before such time as the Nominee specifies, it will allow the right to lapse. If the Nominee is to incur any liability, it may require an indemnity which it considers appropriate from the Participant.

7.3.2	In the event of a Share Capital Variation, the Directors may adjust the number or class of Shares or securities subject to any Free Share Award and/or Matching Award as they consider appropriate.
7.4	Change of Control and Corporate Events
7.4.1	The Participant (or anyone authorised by him) has the right to direct the Nominee on the appropriate action to take in relation to any offer or right relating to a Participant’s Plan Shares in connection with a Change of Control or Corporate Event. The Nominee may not take any action without such a direction. On a Change of Control or Corporate Event, any consideration consisting of new shares or securities will be held by the Nominee as plan shares as if they were the original Plan Shares.
7.4.2	In the event of a Change of Control or, if the Directors so decide, a Corporate Event, Free Share Awards and/or Matching Awards will Vest at the time of the relevant event as determined by the Directors.
7.5	Fractional entitlements

Where, following any offer referred to in rule 7.3 (Share Capital Variation) or 7.4 (Change of Control and Corporate Events), the Nominee receives rights or securities in respect of Plan Shares, it will allocate them among the Participants concerned on a proportionate basis, rounding down if necessary. The Nominee will then aggregate any fractions not allocated and sell the unallocated rights and securities. The Nominee will deduct all expenses of sale and applicable tax and social security from the proceeds of sale and distribute the net proceeds of sale proportionately among the Participants whose allocation was rounded down. However, if a Participant’s entitlement is less than the transfer costs (wire fees) to be incurred in distributing the entitlement, the Nominee may retain that entitlement and use it to pay the expenses of the Plan.

8	General
8.1	Plan limits

The number of Shares which may be allotted under the Plan on any day must not, when added to the aggregate of the number of Shares which have been allotted in the previous 10 years under the Plan and any other employee share plan operated by the Company, exceed 10% of the ordinary share capital of the Company in issue immediately before that day.

In this rule 8.1, “allotted” means, in the case of any share option plan, the placing of unissued Shares under option and, in relation to other types of employee share plans, the issue of Shares. In determining the limits above, no account will be taken of any Shares where the right to acquire Shares was released or lapsed without being exercised. For the avoidance of doubt, the acquisition of any Shares by market purchase by, or for the purpose of, an employee share plan is not within the meaning of “allotted”.

15

As long as so required by the Association of British Insurers, shares transferred from treasury are counted as part of the ordinary share capital of the Company and as Shares allotted by the Company for the purposes of the limit in this rule 8.1.

8.2	Listing Rules

No Shares will be allocated under the Plan if that would cause Rule 6.1.19 (Shares in public hands) of the Listing Rules to be breached.

8.3	Listing

If and so long as Shares are listed on the Official List or on any other stock exchange where Shares are traded, the Company will apply for a listing for any Shares issued under the Plan after their allotment.

8.4	Rights

Shares issued on subscription will rank equally in all respects with the Shares then in issue. However, the Directors may determine, in their discretion, that they will not rank for any dividends or other distributions payable or made in respect of a period beginning after their date of issue.

Where Shares are transferred cum an entitlement they will have the benefit of all rights attaching to the Shares by reference to a record date on or after the date on which they are allocated or awarded.

The Company may award Shares a proportion of which will rank for dividends or other rights attaching to Shares by reference to a record date preceding the relevant Award Date and a proportion of which will not. If this happens, the Company will award the Shares to each Participant as far as practicable in those same proportions.

8.5	Notices

Any notice or other document which has to be given in connection with the Plan may be delivered to a Participant or sent by post to him at his home address or by e-mail (or other electronic means including posting on any website or internet site) using the records of that Participant’s employing company, or such other address as the Company or the Nominee consider appropriate.

Any notice or other document which has to be given to the Company or the Nominee in connection with the Plan may be delivered or sent by post to them at their registered offices (or such other place as the Company or the Nominee may from time to time notify the Participants) or, if the Directors allow and subject to such conditions as they may specify, sent by e-mail or other electronic means to the e-mail or electronic address for the time being notified by the Company.

Notices sent by post will be deemed to have been given on the seventh day following the date of posting. Notices sent by e-mail (or other electronic means), in the absence of evidence to the contrary, will be deemed to have been received on the first day after sending.

8.6	Documents sent to shareholders

The Company may send to the Participants copies of any documents or notices normally sent to its shareholders.

16

8.7	Directors’ decision final and binding

The decision of the Directors on the interpretation of the Plan rules or in any dispute or question affecting any Eligible Employee or Participant under the Plan will be final and conclusive.

8.8	Regulations

The Directors will have the power from time to time to make or vary regulations for the administration and operation of the Plan but these must be consistent with the Plan rules.

8.9	Payments by Participating Companies

The Company may notify each Participating Company of an amount it is required to contribute in respect of Free Share Awards, Matching Awards and/or the administration of the Plan. If it does so, each Participating Company will pay this amount to the Company, or as it directs, to be used for the purposes of the Plan.

8.10	Capital receipts and other amounts

When the Nominee receives money in relation to Plan Shares or the proceeds of any disposal, it will make the required deductions for tax and social security and pay the balance to the Participant. The Nominee may, however, retain any amount which is less than the transfer costs (wire fees) to be incurred in distributing the amount and use it for the purposes of the Plan.

8.11	Withholding

The Company, the Nominee and any employing company may withhold any amount and make any arrangements, including the sale of Shares on behalf of the Participant, as it considers necessary to meet any liability to taxation or social security contributions in respect of the Participants’ participation in the Plan.

8.12	Overriding restrictions on transfer of Shares

Notwithstanding any term or condition of this Plan, Shares and/or rights to Shares may not be assigned, acquired, transferred, issued or dealt with under this Plan if to do so would contravene any applicable laws, regulations or listing rules or where the compliance with any applicable law, regulation or listing rule would be unduly onerous or impractical. In addition, these rules (including the exercise of any discretions) are subject to all applicable laws, regulations and listing rules.

The Directors, any Group Company, Eligible Employees, Participating Employees and Participants will have regard to Dealing Restrictions when (in each case, as appropriate) operating, interpreting, administering, participating in and taking any and all such other action in relation to, or contemplated or envisaged by, the Plan including any Schedules.

9	Terms of employment
9.1.1	For the purposes of this rule 9, “Employee” means any Participant, any Eligible Employee, other employee or any other person.
9.1.2	This rule 9 applies during an Employee’s Employment and after the termination of an Employee’s Employment, whether or not the termination is lawful.
17

9.1.3	Nothing in the Plan rules or the operation of the Plan forms part of the contract of employment of an Employee. The rights and obligations arising from the employment relationship between the Employee and his employer are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, continued Employment.
9.1.4	The benefit to an Employee of participating in the Plan shall not form any contractual right and shall not be pensionable, form part of an Employee’s basic salary or give rise to any other employee benefit.
9.1.5	No Employee has a right to participate in the Plan. Participation in the Plan or the award or allocation of Shares on a particular basis in any year does not create any right to or expectation of participation in the Plan or the award or allocation of Shares on the same basis, or at all, in any future year.
9.1.6	The terms of the Plan do not entitle the Employee to the exercise of any discretion in his favour.
9.1.7	The Employee will have no claim or right of action in respect of any decision, omission or discretion relating to his participation in or rights under the Plan, which may operate to the disadvantage of the Employee, even if it is unreasonable, irrational or might otherwise be regarded as being in breach of the duty of trust and confidence (and/or any other implied duty) between the Employee and his employer.
9.1.8	No Employee has any right to compensation for any loss in relation to the Plan, including any loss in relation to:
(i)	any loss or reduction of rights or expectations under the Plan in any circumstances (including lawful or unlawful termination of employment); or
(ii)	any exercise of a discretion or a decision taken in relation to a Participant or to the Plan, or any failure to exercise a discretion or take a decision; or
(iii)	the operation, suspension, termination or amendment of the Plan.
9.1.9	Participation in the Plan is permitted only on the basis that the Participant accepts all the provisions of the Plan rules, including this rule 9. By participating in the Plan, an Employee waives all rights under the Plan, other than the right to receive any Free Share Award and/or Matching Award granted to him or any Investment Shares or Dividend Shares allocated to him subject to and in accordance with the express terms of the Plan rules, in consideration for, and as a condition of, his participation in the Plan.
9.1.10	Nothing in this Plan confers any benefit, right or expectation on a person who is not an Employee. No such third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.
18

10	Data protection

By participating in the Plan the Participant consents to the holding, processing, use and disclosure of personal data relating to him by any Group Company, the Nominee or third party service provider, for all purposes relating to the operation of the Plan. These include, but are not limited to:

10.1.1	administering and maintaining records;
10.1.2	providing information to any Group Company, the Nominee, registrars, brokers, banks, professional advisers, mail houses or third party administrators of the Plan; and
10.1.3	providing information to future purchasers of any Group Company or the business in which the Participant works,

in each case whether or not the personal data is transferred from one country to another.

11	Amendments
11.1	Directors’ powers

Subject to rule 11.2 (Shareholders’ Approval), the Directors may at any time change any of the provisions of the Plan in any way.

11.2	Shareholders’ Approval
11.2.1	Except as described in rule 11.2.2, the Company in general meeting must approve in advance by ordinary resolution any proposed change to the advantage of present or future Participants which relate to the following:
(i)	the persons to whom Shares may be allocated or awarded under the Plan; or
(ii)	the limitations on the number of Shares which may be allocated or awarded under the Plan; or
(iii)	the maximum entitlement for each Participant under the Plan; or
(iv)	the basis for determining each Participant’s entitlement to Shares; or
(v)	any rights attached to the Shares; or
(vi)	the basis for determining a Participant’s entitlement to, and the terms of securities, cash or other benefit to be provided and for the adjustment thereof (if any) if there is a capitalisation issue, rights issue or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital; or
(vii)	the terms of this rule 11.2.
11.2.2	The Directors need not obtain the approval of the Company in general meeting for any minor changes:
(i)	to benefit the administration of the Plan; or
(ii)	to comply with or take account of the provisions of any proposed or existing legislation; or
19

(iii)	to take account of any changes to the legislation; or
(iv)	to obtain or maintain favourable tax, exchange control or regulatory treatment of the Company, any Group Company or any present or future Participant.
11.3	Overseas considerations

Notwithstanding any other provision of the Plan, the Directors may amend or add to the provisions of the Plan (by way of schedule or otherwise) as they consider necessary or desirable to facilitate the operation of the Plan in any jurisdiction or to enable the Plan to take advantage of any favourable tax or regulatory treatment, provided that any such addition or amendment does not vary the basic features of the Plan.

12	Termination

The Plan will terminate on the Expiry Date, but the Directors may resolve to terminate the Plan at any time before that date. If this happens, no further Shares will be awarded or allocated but the provisions of the Plan will continue in full force and effect in relation to Shares already awarded or allocated.

13	Governing law and jurisdiction

English law governs the Plan and its administration. The English courts have exclusive jurisdiction in respect of disputes arising under or in connection with the Plan.

20

Schedule 1
USA

1	Purpose

The purpose of this Schedule 1 is to make certain variations to the terms of the Plan, in the case of its operation for Participating Employees to take into account US tax rules.

2	Definitions

The words and expressions used in this Schedule 1 which have capital letters have the same meaning as they have in the rules of the Plan. In addition, the following definitions apply to this Schedule 1:

“Code” means the US Internal Revenue Code of 1986, as amended;

“US Participant” means a person who is subject to US Tax; and

“US Tax” means income taxation under the laws of the United States of America.

3	Application

This Schedule 1 applies to any Free Share Award or Matching Award held by a US Participant or any other Participating Employee to the extent that his Free Share Award or Matching Award (or any portion thereof) is or becomes subject to US Tax (“US Awards”).

4	Rules

The rules of the Plan will apply to US Awards as amended by the terms of this Schedule 1.

5	Settlement

US Awards subject to this Schedule 1 may only be satisfied with newly issued Shares, Shares transferred from treasury or Shares and/or cash from a trust which satisfies the following characteristics:

(i)	the assets of the trust shall be subject to the claims of the general creditors of the Company;
(ii)	if at any time the trustee of the trust has determined that the Company is insolvent, the trustee shall discontinue payments to the US Participants or their beneficiaries and shall hold the assets of the trust for the benefit of general creditors of the Company;
(iii)	the Directors shall have the duty to inform the trustee in writing of the Company’s insolvency. If a person claiming to be a creditor of the Company alleges in writing to the trustee that the Company has become insolvent, the trustee shall determine whether the Company is insolvent and, pending such determination, the trustee shall discontinue payment of benefits to the Participants or their beneficiaries; and
(iv)	the trust and the assets in such trust shall at all times be located in the United States and no assets shall be placed in a trust to the extent such set aside would violate Section 409A(b)(2) (relating to the employer’s financial health) or Section 409A(b)(3) (relating to treatment of employer’s defined benefit plan during restricted period) of the Code.

21

6	Distribution

Until the delivery of such Shares or cash, the rights of a US Participant with respect to a US Award shall only be those of a general unsecured creditor of the Company.

The Shares or cash underlying any US Award granted to a US Participant shall be distributed to that US Participant only on one or more of the following events:

(i)	the death of the US Participant;
(ii)	a fixed date or dates as specified by the Directors;
(iii)	a Change of Control or Corporate Event, provided that such Change of Control or Corporate Event is also a change in the ownership, a change in the effective control or a change in the ownership of a substantial portion of the assets of the Company, as defined in Section 409A of the Code; and
(iv)	any other event permitted under section 409A of the Code as specified by the Directors. To the extent termination of employment is a payment event for a US Award granted under this Schedule 1, such termination of employment shall only be a payment event if it is a “separation from service” (within the meaning of Treasury Regulation § 1.409A-1(h)) and any US Participant who is a “specified employee” (within the meaning of Treasury Regulation § 1.409A-1(i)) shall not receive his Shares until the first day of the seventh month following his “separation from service”.

The Directors shall inform the Participant of the applicable distribution events no later than on the Award Date or, if earlier, the date that any US Participant obtains a legally binding right, whether or not contingent, to a US Award. No provision of this Schedule 1 or the Plan that accelerates or extends the period for making a distribution will apply to any US Award, except to the extent that such acceleration or extension complies with Section 409A of the Code.

For the avoidance of doubt, notwithstanding the foregoing, the Directors reserve the right to grant US Awards that meet the “short-term deferral” exception (within the meaning of Treasury Regulation § 1.409A-1(b)(4)) from section 409A of the Code.

7	Becoming a US Participant

If during the term of a Free Share Award or Matching Award made to a person who is not a US Participant, that person becomes a US Participant with respect to the award and such award becomes subject to Section 409A of the Code, the Company reserves the absolute right to amend the terms of the award in any way to comply with Section 409A of the Code.

8	Taxes

All taxes and employee social security contributions of any kind (including penalties and interest) relating to the US Awards will be borne by the Participant. The Company or another Group Company may withhold from any payment (including, to the extent permitted by law, any salary, bonus, commissions or any payment of any kind otherwise due to the Participant) or delivery of Shares any tax or social security contributions that are required to be withheld under any applicable law, rule or regulation.

9	Directors’ decisions final and binding
22

The decision of the Directors on the interpretation of this Schedule 1 or in any dispute relating to a US Award or matter relating to the Plan will be final and conclusive.

Neither the Company, the Directors nor the Nominee shall be liable for:

(i)	any action or determination made with respect to the Plan or this Schedule 1; or
(ii)	any action or determination with respect to a US Award or US Awards that results in such US Awards (individually or entirely) becoming subject to taxation under section 409A of the Code.
10	Section 409A

The Directors intend that all US Awards granted hereunder shall comply with Section 409A of Code, and that the US Awards shall be operated and administered accordingly. In the event any term and/or condition of a US Award granted hereunder would cause the application of an accelerated or additional tax due by a Participating Employee under Section 409A of the Code, the Company reserves the absolute right to amend the terms of any US Award in any way to comply with Section 409A of the Code, in a manner, determined by the Directors, that does not cause such an accelerated or additional tax. Any reservation of rights by the Directors hereunder affecting the timing of payment of any US Award will only be as broad as is permitted by Article 409A of the Code. Notwithstanding anything herein to the contrary, in no event shall any Participating Company be liable for the payment of or gross up in connection with any taxes and or penalties owed by a Participating Employee pursuant to Section 409A of the Code.

23